As filed with the United States Securities and Exchange Commission on June 29, 2001.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Pontotoc Production, Inc.
(Name of Subject Company)

Pontotoc Acquisition Corp.
Ascent Energy Inc.
(Name of Filing Person -- Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

732 763 107
(CUSIP Number of Class of Securities)

Jeffrey Clarke
President
Ascent Energy Inc.
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
(504) 586-8888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
William B. Masters, Esq.
Jones, Walker, Waechter,
Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
telephone: (504) 582-8000
facsimile: (504) 582-8012

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$51,799,552.35	$10,359.91

*

Estimated solely for the purpose of calculating the registration filing fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (1) $9.73, the average high and low sales price of Pontotoc Production, Inc. on the Nasdaq National Market on June 28, 2001 and (ii) 5,323,695, the expected maximum number of shares of Pontotoc common stock to be acquired in the offer and the merger.

**	One fiftieth of one percent of the transaction value as calculated above.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$873.42
Form or Registration No.:	Form S-4 (Registration No. 333-57746)
Filing Party:	Ascent Energy Inc.
Date Filed:	March 28, 2001
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-3.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Tender Offer Statement on Schedule TO (the "Schedule TO"), is filed by Ascent Energy Inc., a Delaware corporation ("Ascent"), and Pontotoc Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Ascent ("Purchaser"). This Schedule TO relates to the offer (the "Offer") by Ascent, through Purchaser, to exchange $9.00 in cash and one share of Ascent's 8% Series B Convertible Preferred Stock for each outstanding share of common stock of Pontotoc Production, Inc., a Nevada corporation ("Pontotoc").

        The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent, Purchaser and Pontotoc, which contemplates a business combination of Purchaser and Pontotoc (the "Merger"). Ascent filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Series B preferred stock to be issued to the stockholders of Pontotoc in the Offer and in the Merger. The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2).

ITEMS 1 TO 11.

        The information set forth in the Registration Statement and the related Letter of Transmittal is incorporated herein by reference with respect it Items 1 to 11 of this Schedule TO.

ITEM 12. Exhibits.
Exhibit Number	Description

(a)(1)	Prospectus dated June 29, 2001 (incorporated by reference to Ascent's Registration Statement on Form S-4, (File No. 333-57746), as amended (the "Form S-4")).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, etc. (incorporated by reference to Exhibit 99.3 of the Form S-4).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4).

(a)(7)	Commitment Letter from Fortis Capital Corporation (incorporated by reference to Exhibit 99.6 of the Form S-4).

(d)(1)

Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.1 of the Form S-4).

(d)(2)

Amendment No. 1 dated June 6, 2001 to the Agreement and Plan of Merger dated as of January 19, 2001 among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.2 of the Form S-4).

ITEM 13. Information Required by Schedule 13e-3.

Not Applicable.

         After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Ascent Energy Inc.

By: /s/ Jeffrey Clarke Jeffrey Clarke President

Dated: June 29, 2001

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.
Pontotoc Acquisition Corp.

By: /s/ Jeffrey Clarke Jeffrey Clarke President

Dated: June 29, 2001

EXHIBIT INDEX
Exhibit Number	Description

(a)(1)	Prospectus dated June 29, 2001 (incorporated by reference to Ascent's Registration Statement on Form S-4, (File No. 333-57746), as amended (the "Form S-4")).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, etc. (incorporated by reference to Exhibit 99.3 of the Form S-4).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4).

(a)(7)	Commitment Letter from Fortis Capital Corporation (incorporated by reference to Exhibit 99.6 of the Form S-4).

(d)(1)

Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.1 of the Form S-4).

(d)(2)

Amendment No. 1 dated June 6, 2001 to the Agreement and Plan of Merger dated as of January 19, 2001 among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.2 of the Form S-4).